UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             Clearfield, Inc. [CLFD]
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    18482P103
                                 (CUSIP Number)

                                 March 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               CUSIP No. 18482P103


       1. Names of Reporting Person I.R.S. Identification Nos. of above person

             Ronald G. Roth

       2. Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3. SEC Use Only

       4.    Citizenship or Place of Organization

             Minnesota, United States

       5. Sole Voting Power: 559,938

                 6. Shared Voting Power:      156,760
Number of Shares
Beneficially
Owned by         7.  Sole Dispositive Power:  559,938
Each Reporting
Person With      8.  Shared Dispositive Power: 156,760

       9. Aggregate Amount Beneficially Owned by Each Reporting Person

          716,698 *

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11. Percent of Class Represented by Amount in Row (9)

              6.04%

       12.   Type of Reporting Person

              IN

*   515,813 Shares owned outright
    30,625  Shares owned in IRA
    27,500  Shares subject to currently exercisable options
    156,760 Shares owned by wife Margaret as to which Mr. Roth shares voting power and dispositive power.


Item 1. (a)  Issuer: Clearfield, Inc.

        (b)  Address:

                        5480 Nathan Lane North, Suite 120
                      Plymouth, MN  55442

Item 2. (a)  Name of Person Filing:

                     Ronald G. Roth

        (b) Address of Principal Business Offices:

                        5480 Nathan Lane North, Suite 120
                      Plymouth, MN  55442

        (c)  Citizenship:

                     USA

        (d)  Title of Class of Securities

                     Common stock

        (e) CUSIP Number: 18482P103

Item 3.  Not Applicable

Item 4.  Ownership

        (a) Amount beneficially owned:

                      716,698 *

        (b) Percent of class:

                      6.04%

        (c) Number of shares as to which the person has:

                      (i) Sole power to vote or to direct the vote:

                                     559,938

                      (ii) Shared power to vote or to direct the vote:

                                     156,760

                      (iii) Sole power to dispose or to direct the disposition
                            of:

                                     559,938

                      (iv) Shared power to dispose or to disrect the disposition of:

                                     156,760


Item 5.  Ownership of Five Percent or Less of a Class

                      Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                      Not Applicable

Item 8.  Identification and Classification of Members of the Group

                      Not Applicable

Item 9.  Notice of Dissolution of Group

                      Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 23, 2008


                                       /s/ Ronald G. Roth
                                       --------------------------